

April 18, 2024

Timothy S. Nicholls
Chief Financial Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

      Re: International Paper Company
          Form 10-K for the Year Ended December 31, 2023
          Form 8-K furnished February 1, 2024
          File No. 001-03157

Dear Timothy S. Nicholls:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 28

1.   Please address the following comments related to your presentation of "Adjusted Operating Earnings (Loss) Attributable to Shareholders" on page 29:

- Revise to clearly disclose the reason(s) for each material non-GAAP adjustment.

- Include each component of the "Net special items expense (income)" adjustment either within the reconciliation itself or immediately following the reconciliation. Although you provide a special items table on page 35, we note that the subtotals on page 35 do not agree with the non-GAAP adjustment in the reconciliation on page 29. Clarify for us what the difference represents.

- Explain what "Non-operating pension expense (income)" represents and how you determined such adjustment is appropriate.

- Revise future filings to remove the accelerated depreciation adjustments included within special items. Considering the underlying assets contribute to revenues, which have not been adjusted, it is not appropriate to remove the related depreciation.

- Clarify if you consider operating income (loss) to be the most directly comparable GAAP measure. If so, ensure you present and reconcile to operating income (loss) within your non-GAAP presentation.

- Clarify why you adjust for your environmental remediation reserve within special items when it appears as though such costs may be a normal part of your business. See Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures ("Non-GAAP C&DI's").

- Considering your adjustments represent "items considered by management to be unusual," please clarify whether your non-GAAP measure adjusts for the tax benefits, disclosed on pages 34, 38-39, 66, 73, and 79, related to the settlement of the timber monetization restructuring and the Sylvamo tax-free exchange. To the extent such items are already included in the income tax effect line item of your reconciliation, please advise and ensure you revise future filings to sufficiently disclose the nature of your income tax adjustments.

2. Since your "Free Cash Flow" measure on page 30 does not represent operating cash flows less capital expenditures, revise your description of this non-GAAP measure going forward to indicate that it represents adjusted free cash flow.

Results of Operations, page 31

3. Please revise your results of operations disclosures in future filings to discuss in sufficient detail changes in your financial statements line items on a consolidated basis. As noted in Item 303(b) of Regulation S-K, your presentation should discuss your business as a whole with segment information provided, as necessary, to supplement the consolidated discussion. Accordingly, ensure you discuss, qualitatively and quantitatively, the factors resulting in material changes in your reported consolidated expense line items, including a discussion of material changes within a line item where several factors offset one another.

4. Although we note that "Business Segment Operating Profits (Loss)" at the segment level represents a required ASC 280 measure, please note that the measure on a total combined basis represents a non-GAAP measure. Accordingly, if you continue to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI's. Please

note, for example, that the measure generally should not exclude normal, recurring, cash operating expenses necessary to operate your business. To the extent applicable, provide us with the proposed disclosures you intend to include in future filings. Also apply this comment to your Form 8-K earnings releases.

Liquidity and Capital Resources
Cash Provided by Operating Activities, page 37

5.   Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the face of the financial statements. Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Effect of Inflation, page 44

6.   We note your disclosure that inflationary increases in certain input costs, such as energy, wood, recycled fiber, freight and chemical costs, had an adverse impact on your operating results in 2023 and 2022. Please revise your disclosures in future filings to expand upon the specific actions planned or taken, if any, to mitigate the inflationary pressures and to quantify the resulting impact of inflation on your results of operations and financial condition.

Financial Statements
Notes to Consolidated Financial Statements
Note 1 Summary of Business and Significant Accounting Policies
Inventories, page 57

7.   You disclose that inventories are valued at the lower of cost or market value. Considering you utilize first-in, first-out or average cost methods for certain inventories, please clarify if you measure such inventories at the lower of cost and net realizable value as required by ASC 330-10-35-1B and revise your disclosures as necessary.

Note 3 Revenue Recognition, page 61

8.   We note that you disclose disaggregated revenue by reportable segment and geographical market. We further note from your fourth quarter 2023 earnings call transcript that you track other "segments," such as fresh foods, protein, and beverages. In addition, in your fourth quarter 2023 earnings release Form 8-K, you disclose sales volume by product. Please tell us how you considered providing disaggregated revenue disclosures of such categories pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91. If you believe your current disclosures fully comply with such guidance, further clarify how your disclosures comply with the product and services disclosure requirement of ASC

280-10-50-40.

Note 14 Commitments and Contingent Liabilities
Guarantees, page 74

9.   We note that you have recorded a $48 million liability pursuant to ASC 460 related to a Brazilian tax matter. Please clarify how you determined this matter was within the guarantee scope of ASC 460-10-15-4 as opposed to other guidance, such as the unrecognized tax benefit guidance of ASC 740. Citing authoritative guidance, where applicable, clarify where you recorded the debit when you originally recorded the liability and whether the original and subsequent entries related to this liability qualify for continuing or discontinued operations classification. In addition, considering the assessments currently total approximately $393 million and the terms of your tax matters agreement, tell us how you determined the fair value of the liability was only $48 million.

Form 8-K furnished February 1, 2024

Exhibit 99.1, page 1

10.   Although you quantify your operational effective tax rate on page 3 and identify it as a non-GAAP measure, we do not note a reconciliation to the most comparable GAAP measure. Please revise future filings to provide a reconciliation in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing